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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

08028946

SEC Mail Processing Section
FEB 29 2008
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066267

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kovitz Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 South LaSalle St. Suite 2700
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jonathan Shapiro — 312-334-7324
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mr Jonathan Shapiro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kovitz Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

22nd day of February 2008

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Vice Presidnent, Treasurer

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Members of
Kovitz Securities, LLC

We have audited the accompanying statement of financial condition of Kovitz Securities, LLC (the Company) as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kovitz Securities, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2008

Kovitz Securities, LLC

Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	360,215
Receivable from clearing broker		149,159
U. S. Treasury bills		111,706
Other assets		20,191
Total assets	$	641,271
Liabilities and Members' Equity		
Liabilities		
Payable to affiliate	$	669
Securities sold, not yet purchased		11,172
Deferred rent liability		9,797
Total liabilities		21,638
Members' equity		619,633
Total liabilities and members' equity	$	641,271

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Kovitz Securities, LLC (the Company) was formed as a Delaware limited liability company in October 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission and commenced operations in May 2004. The Company is a member of the Financial Industry Regulatory Authority. The Company provides brokerage services and buys and sells equity and fixed income securities for institutional and retail customers located throughout the United States, with all customer transactions cleared through another broker on a fully disclosed basis.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition—Commissions from securities transactions are recorded on trade date. Securities owned are carried at fair value, with the resulting unrealized gains and losses reflected in revenue.

Income Taxes—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Cash Equivalents—Cash equivalents are short-term, highly liquid investments, with maturities of 90 days or less at date of acquisition, that are not held for sale in the ordinary course of business.

Recently Issued Accounting Pronouncements— In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes* – an interpretation of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. Adoption of FIN 48 is required for the Company in the annual reporting for the year ending December 31, 2008. Management is currently assessing the impact, if any, of FIN 48 on its financial position and results of operations.

In September 2006, the FASB issued No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 2 Related Parties

An affiliate related by common ownership performs certain administrative functions, including payment of common expenses, and other indirect expenses of the Company. Pursuant to a written agreement, the Company pays a management fee to this affiliate for these services.

Note 3 U.S. Treasury Bills Owned

The U.S. Treasury bills are on deposit as collateral with the Company's clearing broker.

Note 4 Commitments

The Company leases office space under a noncancelable operating sublease that expires August 31, 2008. Affiliates under common ownership share the office space and pay a portion of the rent. At December 31, 2007, the minimum annual rental commitments, based on current allocation methodologies, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

	Company	Related Parties	Total Minimum Rental
2008	$ 43,609	$ 71,151	$ 114,760

The Company and the related parties jointly have the option to extend the initial lease term to July 30, 2011, subject to certain conditions. The Company has pledged an irrevocable, standby letter of credit to the lessor in the amount of $20,000. The letter of credit is being indemnified by an affiliate. The Company's rent expense is paid to the affiliated company as part of the management fee.

Note 5 Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects any risk of loss to be remote.

Note 6 Financial Instruments with Off-Balance-Sheet Risk

Securities transactions of customers are introduced to and cleared through the Company's clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk and primarily relate to revenue receivable on securities transactions and deposits. The Company also maintains deposit accounts at a bank that at times exceed federally insured limits. The Company does not anticipate nonperformance by customers, its clearing broker, or its bank. In addition, the Company has a policy of reviewing, as considered necessary, the credit worthiness of the clearing broker and bank with which it conducts business.

Note 7 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2007, the Company had net capital and net capital requirements of $576,488 and $100,000, respectively. The net capital rule may effectively restrict member distributions.

Note 8 Subsequent Event

Subsequent to year-end, the Company made distributions to members in the amount of $200,000.

END